EXHIBIT 77D for IDS Investment Series, Inc.

At the Board of Directors meetings held on October 7-8, 1998, the following investment policies were eliminated:

The Fund will not pledge or mortgage its assets beyond 15% of total assets.

The Fund will not invest more than 5% of its total assets in securities of companies including any predecessors, that have a record of less than three years continuous operations.

The Fund will not invest more than 5% of its net assets in warrants.

The Fund will not invest in exploration or development programs such as oil, gas or mineral leases.

For Diverisifed Equity Income, the Fund will not purchase securities of an issuer if the board members and officers of the Fund, the Portfolio and of American Express Financial Corporations (AEFC) hold more than a certain percentage of the issuer's outstanding securities. If the holdings of all board members and officers of the Fund, the Portfolio and AEFC who own more than 0.5% if an issuer's securities are added together, and if in total they own more than 5%, the Portfolio will not purchase securities of that issuer.